                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------


                                  SCHEDULE 13G
                                 (RULE 13D-102)


               INFORMATION TO BE INCLUDED IN STATEMENT PURSUANT TO
             RULES 13D-1(b)(c) AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13D-2
              (AMENDMENT NO. 2 TO SCHEDULE 13D ON SCHEDULE 13G)(1)


                           KELLSTROM INDUSTRIES, INC.
                           --------------------------
                                (Name of Issuer)


                         COMMON STOCK, $0.001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)


                                    488035106
                                 --------------
                                 (CUSIP Number)


                                DECEMBER 31, 1999
              -----------------------------------------------------
              Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[X]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)


--------
         (1) The remainder of this cover page shall be filled out for the reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

           The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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CUSIP NO.    488035106                  13G            PAGE   2   OF   8   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Zivi Nedivi    ###-##-####
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Israel
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    782,625(1)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     1,575,750(2)
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   782,625(1)
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,575,750
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          12.0%(3)
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON

          IN
          ---------------------------------------------------------------------

--------------------

         (1) Includes (i) 186,899 shares of Kellstrom Industries, Inc.'s common stock, par value $.001 per share (the "Common Stock"), (ii) 589,000 shares of Common Stock subject to options exercisable within 60 days of the filing hereof, and (iii) 6,726 shares of Common Stock subject to warrants exercisable within 60 days of the filing hereof.

         (2) Includes (i) 186,899 shares of Common Stock, (ii) 589,000 shares of Common Stock subject to options exercisable within 60 days of the filing hereof, (iii) 6,726 shares of Common Stock subject to warrants exercisable within 60 days of the filing hereof, and (iv) 793,125 shares of Common Stock beneficially owned by Mr. Stern, of which Mr. Nedivi may be deemed to be beneficial owner as part of a group.

         (3) Based on 13,102,433 shares of Common Stock outstanding as of November 15, 1999. Includes 1,191,452 shares of Common Stock subject to options and warrants granted to Messrs. Nedivi and Stern, in the aggregate, which are exercisable within 60 days of the date hereof.

CUSIP NO.    488035106                  13G            PAGE   2   OF   8   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Yoav Stern     ###-##-####
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Israel
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    793,125(1)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     1,575,750(2)
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   793,125(1)
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,575,750
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          12.0%(3)
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON

          IN
          ---------------------------------------------------------------------

--------------------

         (1) Includes (i) 197,399 shares of Common Stock, (ii) 589,000 shares of Common Stock subject to options exercisable within 60 days of the filing hereof, and (iii) 6,726 shares of Common Stock subject to warrants exercisable within 60 days of the filing hereof.

         (2) Includes (i) 197,399 shares of Common Stock, (ii) 589,000 shares of Common Stock subject to options exercisable within 60 days of the filing hereof, (iii) 6,726 shares of Common Stock subject to warrants exercisable within 60 days of the filing hereof, and (iv) 782,625 shares of Common Stock beneficially owned by Mr. Nedivi, of which Mr. Stern may be deemed to be beneficial owner as part of a group.

         (3) Based on 13,102,433 shares of Common Stock outstanding as of November 15, 1999. Includes 1,191,452 shares of Common Stock subject to options and warrants granted to Messrs. Nedivi and Stern, in the aggregate, which are exercisable within 60 days of the date hereof.

ITEM 1(a).    NAME OF ISSUER:

              Kellstrom Industries, Inc.


ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              1100 International Parkway
              Sunrise, Florida 33323


ITEM 2(a).    NAME OF PERSON FILING:

              Pursuant to Rule 13(d)-1 of the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13G is hereby filed by Zivi Nedivi and Yoav Stern (collectively, the "Reporting Persons"). The Reporting Person are making this single, joint filing because they may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists.

              This Schedule 13G amends the Schedule 13D (the "Schedule 13D") previously filed by the Reporting Persons on September 1, 1995. The Schedule 13D disclosed that Zivi Nedivi, Yoav Stern and Joram D. Rosenfeld entered into a Stockholders Agreement, as amended (the "Stockholders Agreement"), which includes, among other provisions, an agreement to vote together their respective shares of Common Stock, and certain rights of first refusal with respect to the sale of the Common Stock owned by each of them. Joram D. Rosenfeld, who may have been deemed to be a member of a group as set forth in the Schedule 13D, is no longer subject to the Stockholders Agreement. Mr. Rosenfeld died on February 19, 1997 and the Estate of Rosenfeld disposed of all of its shares of Common Stock by the end of April 1998.


ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:


              The principal business office of the Reporting Person is :

              1100 International Parkway
              Sunrise, Florida 33323

ITEM 2(c).    CITIZENSHIP:

              Messrs. Nedivi and Stern are citizens of Israel.


ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

              Common Stock, par value $.001 per share.


ITEM 2(e).    CUSIP NUMBER:

              488035106


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
        (c), CHECK WHETHER THE PERSON FILING IS A:

              (a)   [ ]    Broker or dealer registered under Section 15 of the
                           Exchange Act.

              (b)   [ ]    Bank as defined in Section 3(a)(6) of the Exchange
                           Act.

              (c)   [ ]    Insurance company as defined in Section 3(a)(19) of
                           the Exchange Act.



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

              (d)   [ ]    Investment company registered under Section 8 of the
                           Investment Company Act.

              (e)   [ ]    An investment adviser in accordance with Rule
                           13d-1(b)(1)(ii)(E);

              (f)   [ ]    An employee benefit plan or endowment fund in
                           accordance with Rule 13d-1(b)(1)(ii)(F);

              (g)   [ ]    A parent holding company or control person in
                           accordance with Rule 13d-1(b)(1)(ii)(G);

              (h)   [ ]    A savings associative as defined in Section 3(b) of
                           the Federal Deposit Insurance Act;

              (i)   [ ]    A church plan that is excluded from the definition
                           of an investment company under Section 3(c)(14) of the Investment Company Act;

              (j)   [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).




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



ITEM 4.       OWNERSHIP.

                      Provide the following information regarding the aggregate
              number and percentage of the class of securities of the issuer identified in Item 1.

              (a)     Amount beneficially owned:

                      (i) Mr. Nedivi may be deemed to beneficially own 1,575,750 shares of Common Stock consisting of
                               (i) 186,899 shares of Common Stock, (ii) 589,000 shares of Common Stock subject to options exercisable within 60 days of the filing hereof,
                               (iii) 6,726 shares of Common Stock subject to warrants exercisable within 60 days of the filing hereof, and (iv) 793,125 shares of Common Stock beneficially owned by Mr. Stern, of which Mr. Nedivi may be deemed to be beneficial owner pursuant to the Stockholders Agreement.

                      (ii) Mr. Stern may be deemed to beneficially own 1,575,750 shares of Common Stock consisting of
                               (i) 197,399 shares of Common Stock, (ii) 589,000 shares of Common Stock subject to options exercisable within 60 days of the filing hereof,
                               (iii) 6,726 shares of Common Stock subject to warrants exercisable within 60 days of the filing hereof, and (iv) 782,625 shares of Common Stock beneficially owned by Mr. Nedivi, of which Mr. Stern may be deemed to be beneficial owner pursuant to the Stockholders Agreement.


         (b)      Percent of class:   12.0%


         (c) Number of shares as to which such person has:


                                                                                         NEDIVI           STERN
                                                                                       ---------        ---------
                  (i)      Sole power to vote or to direct the vote                      782,625          793,125

                  (ii)     Shared power to vote or to direct the vote                  1,575,750        1,575,750

                  (iii)    Sole power to dispose or to direct the disposition of         782,625          793,125

                  (iv)     Shared power to dispose or to direct the disposition of             0                0


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].



ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.


                  N/A


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ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
         SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.


                  N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.


                  N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

                  N/A


ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.







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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 14, 2000                                February 14, 2000


/s/ Yoav Stern                                   /s/ Zivi Nedivi
----------------------------------               -------------------------------
Yoav Stern                                       Zivi Nedivi







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